Exhibit 99.1

Yingli Green Energy Announces Update in Relation to Medium-Term Notes

BAODING, China, September 1, 2017 Yingli Green Energy Holding Company Limited (NYSE: YGE) ("Yingli Green Energy" or the “Company"), one of the world's leading solar panel manufacturers, today announced that one of the holders (the “Note Holder”) of the medium-term notes due May 12, 2016 (the “2011 MTNs”) and medium-term notes due October 13, 2015 (the “2010 MTNs”) issued by Baoding Tianwei Yingli New Energy Company Limited (“Tianwei Yingli”), a subsidiary of the Company, has filed a lawsuit against Tianwei Yingli in a PRC court to recover the amount due under such MTNs. The principal amount of the MTNs held by the Note Holder is alleged to be RMB65.7 million, representing approximately 3.7% of the total amount of the 2011 MTNs and 2010 MTNs that are still outstanding. While the Company has endeavored to resolve the dispute with the Note Holder out of court, the Note Holder recently informed the Company that it plans to continue the legal proceeding in court. The Note Holder claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB74.4 million and bear costs relating to the lawsuit. Tianwei Yingli plans to vigorously defend its rights in court while continuing to seek a mutually beneficial solution out of court. Considering the amount claimed by the Note Holder, the Company does not expect this lawsuit to have any direct material impact on the Company’s overall operation.

The Company has notified all holders of the MTNs of this lawsuit and expects to hold meetings with them in the near future to discuss the Company’s debt restructuring, strategic alternatives and financing plans.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as "Yingli Solar," is one of the world's leading solar panel manufacturers. Yingli Green Energy's manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and PV module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 20 regional subsidiaries and branch offices and has distributed more than 17GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control, which may cause Yingli Green Energy's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Eric Pan
Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yingli.com